

Mail Stop 7010

January 10, 2007

Via U.S. Mail and Fax (210-496-3232)
Mr. P. Mark Stark
Chief Financial Officer
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East
Suite 250
San Antonio, TX 78232

> Re: **The Exploration Company of Delaware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 0-09120**

Dear Mr. Stark:

We have reviewed your supplemental response letter dated December 22, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated December 12, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations
Sources and Uses of Cash for the Year Ended December 31, 2005, page 25

1.   Please refer to prior comment 2 of our letter dated December 12, 2006. Revise your non-GAAP measure "Cash Available" to a more representative description such as "Adjusted Cash Provided" or "Adjusted Cash Generated."

2005 Acquisitions, page 25

2.   We note your response to comment 1 and 3 of our letter dated December 12, 2006 and believe the footnotes to your financial statements should address the nature of these transactions, how they were accounted for, the factors considered when determining the value of consideration conveyed and amounts included in the financial statements presented. As requested in our prior comments, please revise your disclosures to include this information.

3.   We note your response to comment 3 of our letter dated December 12, 2006. Please confirm there was no change in the net book value of retained unproved properties as a result of the exchange.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant